

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 30, 2011

Via E-mail
Mr. Yang Feng
Chief Financial Officer
Guanwei Recycling Corp.
Rong Qiao Economic Zone, Fuqing City, Fujian Province
People's Republic of China 350301

      RE: Guanwei Recycling Corp.
               Form 10-K for the Year Ended December 31, 2010
               Filed March 31, 2011
               Form 10-Q for the Period Ended March 31, 2011
               Filed May 16, 2011
               File No. 1-34692

Dear Mr. Feng:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business, page 1

Raw Materials and Major Suppliers, page 6

1. In future filings, please identify your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. We note your disclosure on page 14 under the risk factor heading "We Depend On A Limited Number of Suppliers For A Majority of Our Supplies…."

Competition, page 7

2. In future filings, please provide the disclosure required by Item 101(h)(4)(iv) of Regulation regarding your competition.

Item 1A. Risk Factors, page 9

Risks Relating to Our Common Stock, page 16

Standards For Compliance With Section 404 Of The Sarbanes-Oxley Act…, page 18

3. We note your disclosure in and under this heading to the effect that the standards that must be met for your management to assess your internal control over financial reporting are new and uncertain. Please provide us your basis for this disclosure.

4. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

    a) In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

    b) If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

    c) We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

        •   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your
- internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f) We note you have identified one audit committee financial experts on page 31 of this filing. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters…, page 19

Dividends, page 20

5. In future filings, please describe the restrictions imposed on your ability to pay dividends by the laws governing foreign invested enterprises in China as referenced on page 10 under the risk factor heading "Because Our Assets Are Located In China, Any Dividends Of Proceeds From Liquidation Is Subject To The Approval Of The Relevant Chinese Government Agencies."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

6. On page 20, you indicate that there are no present material restrictions that limit your ability to pay dividends on common stock or that are likely to do so in the future. Please confirm that there are no material restrictions between you and Fuqing Guanwei Plastic Industry Co. Ltd. In future filings, please disclose how cash is transferred to the PRC subsidiary and conversely, how cash and earnings are transferred from PRC to your offshore subsidiaries. In your liquidity and capital resources, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide in your financial statement footnotes the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Results of Operations for the Fiscal Year Ended December 31, 2010 Compared To the Fiscal Year Ended December 31, 2009, page 22

7. We note your risk factor on page 11 that changes in the exchange rate of the European Union euro and British pound sterling may adversely impact your revenues and expenses. In future filings, please expand MD&A to address how changes in exchange rates impacted your revenues and expenses.

Liquidity and Capital Resources, page 26

General

8. We note your risk factor on page 12 related to your significant deposits with banks and financial institutions in China. Given this risk factor and your significant foreign operations, please enhance your liquidity disclosures to address the following in future filings:
- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and

Mr. Yang Feng
Guanwei Recycling Corp.
June 30, 2011
Page 5

- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Item 9A. Controls and Procedures, page 28

Disclosure controls and procedures, page 28

9. We note that the scope of your management's conclusion regarding the effectiveness of your disclosure controls and procedures is limited to the information required to be disclosed in your annual report. Please confirm, and in future filings indicate, if true, that your management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the most recent reporting period was based on the full definition set forth in Rule 13a-15(e) of the Exchange Act. Please also comply with this comment in your future quarterly reports on Form 10-Q.

Changes in Internal Control Over Financial Reporting, page 29

10. We note your statement that "[d]uring [y]our fiscal year 2010, there were no significant changes in [y]our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, [y]our internal controls over financial reporting." In future filings, please clearly state whether there were any changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in your future quarterly reports on Form 10-Q.

Item 10. Directors, Executive Officers and Corporate Governance, page 30

11. In future filings, please describe the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a member of your board. See Item 401(e) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 34

12. In future filings, please provide the tabular disclosure required by Item 201(d) of Regulation S-K with respect to the compensation plans under which you are authorized to issue equity securities, including your 2010 Omnibus Long-Term Incentive Plan, and clarify the disclosure on page 20 that you have no compensation plans under which your equity securities are authorized for issuance.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

Transactions with Related Persons, Promoters and Certain Control Persons, page 36

13. In future filings, please provide the information required by Item 404(d) with respect each of your related party transactions since the beginning of the fiscal year preceding your last fiscal year. See Instruction 2 to Item 404(d) of Regulation S-K. In this regard, we note from page F-16 the arrangements that you have had with Chenxin International Limited under which it has paid accrued expenses on your behalf. Specifically, disclose this shareholder's interest in the arrangement.

Item 15. Exhibits, page 39

14. In future filings, please file or incorporate by reference as an exhibit the agreement setting forth the terms of your arrangement with Chenxin. See Item 601(b)(10)(ii)(A) of Regulation S-K.

15. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K without modifying the text in paragraph 4(d). Please also comply with this comment in your future quarterly reports on Form 10-Q.

Financial Statement, page F-1

Consolidated Statements of Cash Flows, page F-6

16. Please reconcile the $6,419,638 dividends paid to Original Shareholders as reflected in your cash flows from financing activities to the $5,666,455 dividends paid to Original Shareholders as reflected in your Consolidated Statements of Shareholders' Equity.

2 Summary of Significant Accounting Policies

(h) Receivables and Other Assets, page F-9

17. You indicate that you do not have credit line policy with customers. In addition, customers mainly make upfront payments for sales. Please provide the following in future filings:
   • Please tell us and disclose your policy with regards to your upfront payments. Please disclose whether you require your customers to make upfront payments for sales and how much of the total sales price is required to be paid upfront. Please disclose any other specific terms including how long before delivery are customers required to pay. Please also tell us whether this is customary policy in the PRC. Please also revise your revenue recognition policy to include your accounting policy for deferred revenue related to deposits from customers; and
   • On page F-14, you disclose that deposits from customers are included in accrued expenses and other payables. Please tell us and disclose how much of your accrued

expenses and other payables were related to deposits from customers as of December 31, 2010 and 2009;

(l) Impairment, page F-10

18. We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment, please disclose the following in critical accounting policies in future filings:
- How you group long-lived assets for impairment and your basis for that determination;
- Please disclose how you determine when you should test for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Form 10-Q for the Period Ended March 31, 2011

General

19. Please discuss the above comments in your interim filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief